James J. Fox  jfox@velaw.com

Tel 212.237.0131  Fax 917.849.5328

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Niska Gas Storage Partners LLC
Amendments Nos. 2 & 3 to Registration Statement on Form S-1
Filed April 15, 2010 and April 21, 2010
File No. 333-165007

Dear Mr. Owings:

On behalf of Niska Gas Storage Partners LLC (the “Registrant”), we are filing Amendment No. 4 to the above referenced registration statement (the “Registration Statement”).  The Registrant has included in Amendment No. 4 all information that is not properly omitted under Rule 430A and has filed all previously omitted exhibits.

Set forth below are the Registrant’s responses to the comments contained in the letter from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission dated April 23, 2010 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment.

The Registrant has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

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Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.                        We note your revisions to your prospectus summary in response to comment three of our April 12, 2010 letter.  Please further revise your summary to condense the table on page 3.  This level of detail is more appropriately presented in your business section on page 126 and is unnecessary in the summary

Response:  The Registrant has revised the Registration Statement accordingly.  Please see the revised table on page 3.

Capitalization, page 43

2.                        Please revise your cash and cash equivalents to exclude margin deposits of $7.7 million as reflected in page F-3.

Response: The Registrant has revised the Registration Statement accordingly.  Please see page 43.

3.                        Please revise your as adjusted total capitalization to exclude cash and cash equivalents.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 43.

Dilution, page 45

4.                        Please provide us your calculations of net tangible book value before and after the offering.

Response:  The Registrant’s calculation of net tangible book value before and after the offering are as follows:

[Continued on following page]

Net Tangible Book Value Before the Offering
(in thousands)

Total assets	$2,071,018
Less liabilities	(1,101,786)
969,232
Deduct:
Goodwill	(486,258)
Intangibles	(135,423)
Deferred charges	(7,928)
Net tangible assets	339,623

Pro forma adjustments:
Elimination of Starks and Coastal Bend	(23,176)
Deferred charges - senior notes offering	(24,836)
Deferred income tax impact of all pro forma adjustments	678
Equity injection (January 2010)	18,000
Distribution paid (March 2010)	(107,165)
Distribution paid (April 2010)	(25,000)
Additional distribution expected prior to offering	(20,000)
Additional distribution expected prior to offering	(263,250)
(444,749)

Pro forma net tangible assets before offering	$(105,126)

Net Tangible Book Value After the Offering
(in thousands)

Pro forma net tangible assets before offering	$(105,126)

Add:
Proceeds from the offering	323,250

Pro forma net tangible assets adjusted for the offering	$218,124

5.                        Refer to footnote (1) to your dilution table.  It appears you have included the 17,500,000 common units issued to the new investors in the total number of 33,804,745 common units to be issued to Holdco.  Please explain or revise to reflect 16,304,745 common units issued consistent with pro forma adjustment 2(b)(i) on page F-7.  See Item 506 of Regulation S-K for guidance.

Response: The Registrant has revised the Registration Statement accordingly.  Please see revised footnote (1) on page 45.

6.                        Please revise footnote (2) on page 46 to show the total assets contributed by Holdco and its affiliates adjusted for all distributions prior to the offering.

Response:  The Registrant has revised footnote (2) to show the total assets contributed by Holdco and its affiliates adjusted for all distributions prior to the offering and the $18 million capital contribution discussed in note 2(g) on page F-9.   Please see revised footnote (2) on page 46.

Unaudited Pro Forma Cash Available for Distribution, page 51

7.                        We note your revised disclosure in response to comment five of our letter dated April 12, 2010.  It is not appropriate to assume interest income from the net offering proceeds.  Please revise.

Response:  The Registrant has revised the Registration Statement to remove assumed interest income on the net offering proceeds.  Please see the revised summary pro forma financial statements beginning on page 12, the revised selected pro forma financial statements beginning on page 71, the revised unaudited pro forma cash available for distribution table on page 51, the deletion of the disclosure regarding the calculation of interest income in footnote (2) on page 52 and the revised pro forma income statements on pages F-4 through F-6.

8.                        We note your response to comment six of our letter dated April 12, 2010.  Your revised disclosure in footnote (3) on page 52 states, “our expansion capital expenditures are assumed to have been funded by cash contributions from our sponsor.”  In this regard, please revise your pro forma cash available for distribution table and related disclosure to reflect only amounts actually and specifically provided for funding of expansion capital expenditures during the periods presented.

Response:  The Registrant has revised the Registration Statement to reflect only cash contributions specifically provided for funding of expansion capital expenditures.  The balance of expansion capital expenditures are assumed to have been funded with incremental borrowings under the Registrant’s new credit facilities.  The Registrant has increased cash interest expense to include the interest on the incremental borrowings, and has also assumed such incremental interest expense would be funded with borrowings.  Please see the revised pro forma cash available for distribution table on page 51 and related changes in footnotes (2) and (5) on page 52.

Estimated Cash Available for Distribution, page 54

9.                        We note your response to comment seven of our letter dated April 12, 2010.  We do not believe it is generally appropriate to add back cash on hand to fund expansion capital expenditures.  In this regard, you should be able to demonstrate your ability to pay distributions based on your projected cash flows from operations as adjusted for significant expected cash in inflows and outflows of expected financing and investing activities during the future 12 months.  Please revise to exclude cash on hand as a source of funding.  Alternatively, you may reflect debt or equity financing to fund capital expansion along with the incremental borrowing costs and revised disclosure of the impact to your debt covenants as appropriate.  Further, if future minimum distributions for the fiscal year ending March 31, 2011 will be funded by a return of capital from the common unit offering, please revise your disclosure accordingly.

Response:  The Registrant has revised the Registration Statement to reflect cash retained from the initial public offering and incremental borrowings under the Registrant’s new credit facilities as the source of financing of expansion capital expenditures.  The Registrant has increased cash interest expense to include the interest on the incremental borrowings.  Please see the revised estimated cash available for distribution table on page 55, the related explanation in the third bullet point under the heading “Capital Expenditures” on page 57 and the revisions to the second and third bullet points under the heading “Financing” on page 58.  The Registrant confirms that future minimum distributions for the fiscal year ending March 31, 2011 are not expected to be funded by a return of capital from the common unit offering.

10.                 Explain to us why you are assuming you will fund your inventory purchases of natural gas with cash on hand as opposed to utilizing your credit facility.  Tell us historically how you have funded your inventory purchases.  Please expand your disclosure to explain why it is reasonable for you to assume you will have sufficient cash on hand.

Response:  The Registrant exercises prudent cash management by using cash on hand to fund inventory purchases until the cash balances are expended, or the cash is needed for other purposes, such as capital expenditures; at that point, the Registrant will utilize its credit facility to the extent necessary.  The Registrant’s predecessors have consistently applied this principle in the past, such that inventory purchases were funded with cash on hand to the extent sufficient to fund purchases, and thereafter funded with borrowings.

The Registrant expects to employ the same cash management procedures for its operations.  For significant portions of each quarter, the Registrant expects to have cash on hand from operations that it will not need for distribution or other purposes.  Until such distributions or other expenditures are made, the Registrant has assumed the cash will be used to fund inventory purchases, and only replaced with revolver borrowings when necessary.  The Registrant expects that its Adjusted EBITDA for the fiscal year ending March 31, 2011 will allow it to establish reserves equal to 20% of the total minimum distribution to its unitholders and management (see page 54).  These reserves are assumed to be used to fund inventory purchases in lieu of revolver borrowings.

The Registrant has revised the Registration Statement to clarify its method of funding inventory purchases.  Please see the third bullet point under the heading “Financing” on page 58.

11.                 We note your response to comment eight of our letter dated April 12, 2010.  We read your statement, “[t]he credit agreement and indenture provide that operating surplus will be calculated from the closing date of this offering, such that we will not be permitted to include any operating surplus that would have been generated prior to the closing of this offering.”  Please revise to clarify and disclose the amounts that would be available immediately after the close of the offering.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see revised footnote (6) on page 53.

Niska Gas Storage Partners LLC Unaudited Pro Forma Combined Financial Statements

12.                 We note your new disclosure on page five that a capital contribution of $18 million was made on January 25, 2010 to fund capital expenditures and you expect to pay cash distributions of $50 million prior to the offering.  Please revise to give pro forma effect to the contribution and distribution contemplated or explain to us why you are not required to do so.  Refer to SAB Topic 1.B.3 and Rule 11-01 of Regulation S-X.

Response:  The Registrant has revised the Registration Statement to reflect the capital contribution of $18 million and expected distribution of $45 million (revised from $50 million).  Please see the revised table on page F-3 and the addition of footnote 2(g) on page F-9.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-7

2.  Pro Forma Balance Sheet Adjustments, page F-7

13.                 Please expand your disclosure to provide a detailed explanation of the components of the adjustments to enable a reader to cross reference the amounts disclosed in your footnote to the adjustments reflected on the face of the pro forma statement.  For example, please explain the adjustment to cash of ($11,575).

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page F-9.

14.                 We note your response to comment 12 of our letter dated April 12, 2010.  Please tell us where you have reflected the $13.8 million for the cost of terminating the interest rate swaps in connection with the termination of the existing credit facility.

Please clarify the discrepancy between the subsequent event disclosure and the disclosure in Note 12 on page F-36.

Response:  The Registrant has revised the Registration Statement to indicate that the hedges were valued at $11.6 million at December 31, 2009, but the actual cost to liquidate the hedges on March 5, 2009 was $13.8 million.  Please see page F-9.

Pro Forma Net Earnings per Unit, page F-9

15.                 Please advise why the number of common units assumed to be outstanding for the net earnings per unit calculation as disclosed on page F-10 is 16,304,745 as opposed to 33,804,745, or revise.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page F-10.

Please direct any questions that you have with respect to the foregoing to James J. Fox at (212) 237-0131 or Ramey Layne at (212) 237-0135.

Very truly yours,

/s/ James J. Fox
James J. Fox
Vinson & Elkins L.L.P.

cc:  Jason A. Dubchak